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08 October 2005
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                                  News release


For immediate release

                              MITTAL STEEL COMPANY
                      SIGNS MEMORANDUM OF UNDERSTANDING FOR
                         GREENFIELD PROJECT IN JHARKHAND


08 October 2005 - Rotterdam - Mittal Steel Company N.V., ("Mittal Steel") the world's largest and most global steel company, today announces that it has signed a Memorandum of Understanding with the Government in Jharkhand concerning setting up a mining and steel-making operation in the region.

Mittal Steel now intends to undertake a Detailed Project Report (DPR) to identify location of the steel plant, iron ore and coal mines and water sources. Mittal Steel will also study the possibility of setting up a mega Power plant of 2,500 MW capacity and will set up townships for its employees, as part of the Project. Once the Detailed Project Report has been completed and found acceptable to both Mittal Steel and the Government of Jharkhand, definitive agreements would be entered into.

The Project is expected to entail an investment of approximately Rs 40,000 crores (c US$9 bn). The Project would be developed in 2 Phases of 6 million metric tonnes each. It is expected that the first phase would be completed within 48 months after agreement of the DPR and the second phase within a further 54 months after completion of Phase 1.

Mittal Steel has also signed two additional memoranda of understandings, confirming its social commitment to the region. The Company recognises the importance of technical skills and education in sustaining the pace of industrialisation in the State and as such has agreed that it will work closely with the Government to achieve an improvement in both of these areas.


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Commenting, Lakshmi N. Mittal, Chairman and CEO Mittal Steel Company, said:

"We are delighted to have signed this MoU with the Government of Jharkhand. Steel consumption in India is set to experience considerable growth over the next decade and is therefore a natural market for Mittal Steel to build a production presence. Jharkhand is well-known for its raw material reserves and good infrastructure and is therefore an excellent location for setting up this type of greenfield venture. The local Government under the dynamic leadership of Sri Arjun Munda has done an excellent job in attracting additional investment to boost the region's economy and we hope that our interest and potential investment would add further benefits through job creation and community support.

"As part of our involvement with the state of Jharkhand, we would also be providing considerable social and community support to the region. Social Responsibility is a core part of our business philosophy in all the markets in which we operate and it would be our intention to support activities focused around education, the central theme of Mittal Steel's CSR program. We have been discussing this with the government in some detail and have agreed to focus on the area of technical education, which is vital for improving and sustaining industrial growth in the region.

"In terms of the steel plant, our focus will now be on completing the Detailed Project Report with a view to starting construction on the plant within the next two years."


About Mittal Steel

Mittal Steel is the world's largest and most global steel Company. The company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The Company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol "MT".







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